Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 33-52774 on Form S-8 of (1) our report dated August 15, 2005 relating to the financial statements and financial statement schedule of Global Payments Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s change in its method of accounting for costs associated with exit or disposal activities to conform with Statement of Financial Accounting Standards No. 146) and (2) our report dated August 15, 2005 on management’s report on the effectiveness of internal control over financial reporting, appearing in this Annual Report on Form 10-K of Global Payments Inc. for the year ended May 31, 2005.

/s/ DELOITTE & TOUCHE LLP

Atlanta, Georgia

August 15, 2005